Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8679 MKUTNER@sidley.com

June 12, 2023

John Kernan

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Office of the Chief Accountant

100 F. Street, N.E.
Washington, DC 20549

Re:  First Eagle Funds (the “Trust” and each series of the Trust, collectively, the “Funds”)

File Nos.: 033-63560 and 811-7762

Dear Mr. Kernan:

Thank you for your comment regarding the Annual Report on Form N-CSR of the Funds, filed with the Securities and Exchange Commission on January 5, 2023. This letter responds to your comment, which you provided to us by telephone on May 11, 2023.

1.	COMMENT: The Management’s Discussion of Funds’ Performance (MDFP) section should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, specifically the relevant market factors and investment strategies and techniques used by the Funds’ investment adviser. See Item 27(b)(7) of Form N-1A. The Staff notes that the MDFP focuses on comparative performance and stock and asset class selection in the form of the largest contributors and detractors to performance while market factors and investment strategies and techniques are addressed in the letter from the President. Please explain how the Funds will address the Form requirements.

RESPONSE: The Funds will incorporate the Staff’s comments in future Annual Reports to shareholders.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner (as Attorney for the Funds)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP